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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            Altair International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   02136W 10 2
                           --------------------------
                                 (CUSIP Number)


                                 Brian G. Lloyd
                        KIMBALL, PARR, WADDOUPS, BROWN &
                     GEE 185 South State Street, Suite 1300
                           Salt Lake City, Utah 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
(Name, Address and Telephone Number  of Person Authorized to Receive Notices and
                                Communications)


                                  May 14, 1997
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                   Page 1 of 6
                                                                SEC 1746 (12-91)

 CUSIP No.  02136W 10 2                               Page  2   of    6    Pages
           -------------                                   ---       ---

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 William P. Long
--------------------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------
 3            SEC USE ONLY


--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS*

                 N/A
--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                          7           SOLE VOTING POWER

                                          2,172,029 as of 5/14/97 (includes
                                          options to purchase 350,000 shares
                                          of common stock)
     NUMBER OF         ---------------------------------------------------------
       SHARES             8           SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                            113,500 as of 5/14/97
        EACH           ---------------------------------------------------------
     REPORTING            9           SOLE DISPOSITIVE POWER
       PERSON
        WITH                             2,172,029 as of 5/14/97 (includes
                                         options to purchase 350,000 shares of
                                         common stock)
                       ---------------------------------------------------------
                         10           SHARED DISPOSITIVE POWER

                                         113,500 as of 5/14/97
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,285,529 as of 5/14/97
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     |_|

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                 14.8% as of 5/14/97
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No.  02136W 10 2                               Page  3   of    6    Pages
           -------------                                   ---       ---

                                  SCHEDULE 13D


Item 1.  Security and Issuer

         (a)      Title of Class of Equity Securities:

                 Common stock, no par value (the "Common Stock")

         (b)      Name of Issuer:

                    Altair International Inc. (the "Issuer")

         (c)      Address of Issuer's Principal Executive Offices:

                 1725 Sheridan Avenue, Suite 140, Cody, WY 82414


Item 2.  Identity and Background

         (a)      Name:

                    William P. Long (the "Reporting Person")

         (b)      Residence address:

                           57 Sunset Rim, Cody, WY 82414

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                           The Reporting Person is the President of the Issuer.

         (d) Whether or not, during the last five years, such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                           None

         (e) Whether or not, during the last five years, such persons were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                           None

         (f)      Citizenship:

                           United States

 CUSIP No.  02136W 10 2                               Page  4   of    6    Pages
           -------------                                   ---       ---

                                  SCHEDULE 13D



Item 3.  Source and Amount of Funds or Other Consideration

                  On May 14, 1997, the Issuer granted to the Reporting Person options to purchase 100,000 shares of the Common Stock. Such options were exercisable immediately. No consideration was paid for such options.

                  On May 27, 1997, options that had been previously issued to the Reporting Person became exercisable. Such options were exercisable for the purchase of 250,000 shares of the Common Stock. No consideration was paid in connection with such options becoming exercisable.


Item 4.  Purpose of Transaction

                  All of the options described in Item 3 had been issued to the Reporting Person in connection with his position as an officer and director of the Issuer.

                  The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person, as of May 14, 1997, was 2,285,529 shares, which represented 14.8% of the outstanding shares of the Common Stock. The Reporting Person disclaims any beneficial interest in the shares of the Common Stock held by or for the benefit of his children.

         (b) As of May 14, 1997, the Reporting Person had the sole power to vote or direct the vote or the sole power to dispose or to direct the disposition of 2,172,029 shares of the Common Stock, which included options either then exercisable or exercisable within the next 60 days for the purchase of 350,000 shares of the Common Stock. As of May 14, 1997, the Reporting Person shared the power to vote, direct the vote, dispose and direct the disposition of 113,500 shares of the Common Stock with his minor son and minor daughter. The Reporting Person disclaims any beneficial interest in the shares of the Common Stock held by or for the benefit of his children.

         (c) On August 7, 1997, the Reporting Person sold a total of 20,000 shares of the Common Stock on the open market. Of such shares, 10,000 were sold for $9.25/share and 10,000 were sold for $9.375/share. On August 8, 1997, the Reporting Person sold an additional 4,000 shares on the open market at a price of $9.875/share.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities discussed herein except those persons named herein.

         (e)      Not applicable.

 CUSIP No.  02136W 10 2                               Page  5   of    6    Pages
           -------------                                   ---       ---

                                  SCHEDULE 13D




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.


Item 7.  Material to Be Filed as Exhibits

                  None.

 CUSIP No.  02136W 10 2                               Page  6   of    6    Pages
           -------------                                   ---       ---

                                  SCHEDULE 13D



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





            October 14, 1997                   /s/ WILLIAM P. LONG
---------------------------------------        --------------------------------
                 Date                                   William P. Long